Exhibit 12.1

CHURCH & DWIGHT CO., INC AND SUBSIDIARIES

EXHIBIT 12 - Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended October 1, 2010		Years Ended December 31,
	Pro Forma		Pro Forma 2009	2009	2008	2007	2006	2005
Interest expense and amortization of debt expense and premium	$16,447	$21,542	$28,776	$35,568	$46,945	$58,892	$54,028	$44,098
Capitalized interest	640	640	2,389	2,389	729	764	617	461
Interest in rent expense	5,364	5,346	6,772	6,772	7,337	5,681	4,155	4,059

Total fixed charges	$22,451	$27,546	$37,937	$44,729	$55,011	$65,337	$58,800	$48,618

Proforma Income before Income Taxes	$352,826	$347,595	$399,210	$392,236	$308,260	$264,931	$213,094	$174,883

Plus:
Fixed Charges	22,451	27,546	44,729	44,729	55,011	65,337	58,800	48,618
Amortization of capitalized interest	501	501	562	562	438	398	377	358
Distributed income from equity investment	6,261	6,261	9,296	9,296	11,019	7,074	6,668	5,528

Less:
Capitalized interest	(640)	(640)	(2,389)	(2,389)	(729)	(764)	(617)	(461)
Equity in earnings from affiliates	(3,646)	(3,646)	(12,050)	(12,050)	(11,334)	(8,236)	(7,135)	(4,790)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	4	4	12	12	(8)	(6)	4	91

Earnings as adjusted	$377,757	$377,621	$439,370	$432,396	$362,657	$328,734	$271,191	$224,227

Ratio of earnings to fixed charges	16.8	13.7	11.6	9.7	6.6	5.0	4.6	4.6